                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

          Information to be Included in Statements Filed Pursuant to
              Rules 13d-1(b), (c) and (d) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)
                              (Amendment No. 24)*


                                Kellogg Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   487836108
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 487836108                  13G                     Page 2 of 9 pages
         ------------                                             -    -


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      A New York Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF               230,567

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             132,470,621
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING                166,892

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          130,694,133
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                          132,701,188
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
                          32.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                          HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108                  13G                     Page 3 of 9 pages
         ------------                                             -    -


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Carlos M. Gutierrez

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
                                 U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF               385,226

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             130,411,440
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING                385,226

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          130,411,440
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                          130,796,666
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
                          32.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108                  13G                     Page 4 of 9 pages
         ------------                                             -    -


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                             William C. Richardson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
                                  U.S Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF               10,406

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             131,133,360
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING                5,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          131,133,360
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                          131,143,766
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
                          32.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108                  13G                     Page 5 of 9 pages
         ------------                                             -    -


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Jonathan T. Walton

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
                                 U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                      0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             130,411,440
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING                       0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          130,411,440
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                          130,411,440
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
                          32.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6 of 9

     This Schedule 13G is being filed as Amendment No. 24 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 24 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 2000.

     The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 133,818,740, which is 32.9% of the Shares outstanding. Of this amount 130,411,440 Shares, or 32.0% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

     The number of reported Shares for Carlos M. Gutierrez includes 325,822 Shares that Mr. Gutierrez may acquire within 60 days of December 31, 2000 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plan. The number of reported Shares for William C. Richardson includes 5,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2000 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.  (a)  Name of Issuer:
              --------------

              Kellogg Company

         (b)  Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              One Kellogg Square
              Battle Creek, Michigan 49016-3599

Item 2.  (a)  Name of Persons Filing:
              -----------------------

              The Bank of New York Company, Inc.

              Carlos M. Gutierrez
              William C. Richardson
              Jonathan T. Walton

         (b)  Address of Principal Business Office :
              -------------------------------------

              Person Filing                            Address
              -------------                            -------
              The Bank of New York Company, Inc.       One Wall Street
                                                       New York, NY 10286

              Carlos M. Gutierrez                      One Kellogg Square
                                                       P. O. Box 3599
                                                       Battle Creek, Michigan 49016

              William C. Richardson                    W.K. Kellogg Foundation
                                                       One Michigan Avenue East
                                                       Battle Creek, Michigan 49017

              Jonathan T. Walton                       37 Warner Rd.
                                                       Grosse Pointe Farms, Michigan 48236

Schedule 13G
Issuer: Kellogg Company
Page 7 of 9

          (c)  Citizenship:
               ------------

               The Bank of New York Company, Inc.      -A New York Corporation
               Carlos M. Gutierrez                     -U.S. Citizen
               William C. Richardson                   -U.S. Citizen
               Jonathan T. Walton                      -U.S. Citizen

          (d)  Title of Class of Securities:
               -----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               -------------

               All persons filing - 487836108

Item 3.   (a)-(j)

          This statement is being filed pursuant to Rule 13d-1(d).

Item 4.   Ownership:
          ----------

          (a)  Amount Beneficially Owned as of December 31, 2000:
               --------------------------------------------------

               The Bank of New York Company, Inc.      -132,701,188
               Carlos M. Gutierrez                     -130,796,666
               William C. Richardson                   -131,143,766
               Jonathan T. Walton                      -130,411,440


          (b)  Percent of Class:
               -----------------

               The Bank of  New York Company, Inc.     -       32.6%
               Carlos M. Gutierrez                     -       32.1%
               William C. Richardson                   -       32.2%
               Jonathan T. Walton                      -       32.0%

          (c)  Number of shares as to which such person has:
               ---------------------------------------------

               (i)  Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.      -    230,567
               Carlos M. Gutierrez                     -    385,226
               William C. Richardson                   -     10,406
               Jonathan T. Walton                      -          0

               (ii) Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.      -132,470,621
               Carlos M. Gutierrez                     -130,411,440
               William C. Richardson                   -131,133,360
               Jonathan T. Walton                      -130,411,440

Schedule 13G
Issuer: Kellogg Company
Page 8 of 9


                    (iii) Sole power to dispose or to direct the disposition of:

                    The Bank of New York Company, Inc.           -    166,892
                    Carlos M. Gutierrez                          -    385,226
                    William C. Richardson                        -      5,400
                    Jonathan T. Walton                           -          0

                    (iv) Shared power to dispose or to direct the disposition of:

                    The Bank of New York Company, Inc.           -130,694,133
                    Carlos M. Gutierrez                          -130,411,440
                    William C. Richardson                        -131,133,360
                    Jonathan T. Walton                           -130,411,440

Item 5.      Ownership of Five Percent or Less of a Class:
             ---------------------------------------------

             Arnold G. Langbo resigned as a co-trustee of the Trust effective May 1, 2000. On that same date, Carlos M. Gutierrez succeeded Mr. Langbo as a co-trustee of the Trust. Accordingly, as of May 1, 2000, Mr. Langbo ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of May 1, 2000 Mr. Gutierrez became such a beneficial owner. Beginning with this Amendment number 24 for the year ending December 31, 2000, Mr. Gutierrez is reporting his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. Langbo.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
             ------------------------------------------------------------------

             The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                         The Bank of New York
                         One Wall Street
                         New York, NY 10286

                         The Bank of New York Trust Company
                         123 Main Street
                         White Plains, New York 10601

Item 8.      Identification and Classification of Members of the Group:
             ----------------------------------------------------------

             See Exhibits 99.2 and 99.3

Item 9.      Notice of Dissolution of Group:
             -------------------------------

             Not Applicable

Item 10.     Certification:
             --------------

             Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 9 of 9

                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

                                The Bank of New York, as trustee of the W.K.
                                Kellogg Foundation Trust


                                By /s/Sharon L. Reed
                                  ----------------------------------------------
                                       Sharon L. Reed
                                       Vice President


                                       Carlos M. Gutierrez

                                       /s/Sharon L. Reed
                                       -----------------------------------------
                                       By his attorney in fact, Sharon L. Reed


                                       William C. Richardson


                                       /s/Sharon L. Reed
                                       -----------------------------------------
                                       By his attorney in fact, Sharon L. Reed


                                       Jonathan T. Walton


                                       /s/Sharon L. Reed
                                       -----------------------------------------
                                       By his attorney in fact, Sharon L. Reed

                                   FORM 13G

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Exhibit
-----------    -------

Exhibit 24.1   Power of Attorney of Carlos M. Gutierrez dated September 7, 2000.

Exhibit 24.2   Power of Attorney of William C. Richardson dated September 7,
               2000.

Exhibit 24.3   Power of Attorney of Jonathan T. Walton dated September 7, 2000.

Exhibit 99.1   Ownership of More Than 5 Percent on Behalf of Another Person.

Exhibit 99.2   Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3   Agreement Pursuant to Rule 13d-1(k)(1)(iii).